UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Progressive Corporation

(Name of Issuer)

Common Shares, $1.00 Par Value

(Title of Class of Securities)

743315 10 3

(CUSIP Number)

October 21, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743315 10 3

1)	Names of Reporting Persons

Daniel R. Lewis

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3)	SEC Use Only

4)	Citizenship or Place of Organization

United States

Number of	(5) Sole Voting Power	11,579,729(1)
Shares
Beneficially	(6) Shared Voting Power	0
Owned
by Each	(7) Sole Dispositive Power	11,579,729(1)
Reporting
Person With	(8) Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

11,579,729(1)

10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9

2.0%(2)

12)	Type of Reporting Person (See Instructions)

IN

(1) The number of Common Shares reported as beneficially owned consists of (a) 1,063,019 Common Shares held by the trust evidenced by that certain Restatement of Peter B. Lewis Trust Agreement dated September 23, 2013 (the “Peter B. Lewis Trust”); (b) 676,783 Common Shares included in the Estate of Peter B. Lewis; (c) 4,586,017 Common Shares held by the Daniel R. Lewis Revocable Trust; (d) 1,867,068 Common Shares held by DJMD Limited Partnership, a Nevada limited partnership (“DJMD LP”); (e) 191,028 Common Shares held directly by the Reporting Person; (f) 833,069 Common Shares held by the Lewis Children’s Trust FBO Marley Blue Lewis dated 12/1/1985; (g) 1,352,364 Common Shares held by the Lewis Children’s Trust FBO Dylan Hale Lewis dated 1/1/2004; (h) 77,320 Common Shares held by Jan R. Lewis Philanthropic Fund Inc.; and (i) 933,061 Common Shares held directly by the Reporting Person’s wife. The Reporting Person is (i) the sole trustee of each of the Peter B. Lewis Trust and the Daniel R. Lewis Revocable Trust; (ii) the personal representative of the Estate of Peter B. Lewis; (iii) the sole member of DJMD Management Company, LLC, a Nevada limited liability company, which is the sole general partner of DJMD LP; and (iv) a director of Jan R. Lewis Philanthropic Fund Inc. The Reporting Person’s wife is (i) the sole trustee of each of the Lewis Children’s Trust FBO Marley Blue Lewis dated 12/1/1985 and the Lewis Children’s Trust FBO Dylan Hale Lewis dated 1/1/2004; and (ii) a director and an officer of Jan R. Lewis Philanthropic Fund Inc.

(2) Percentage ownership is computed in accordance with Rule 13d-3(d)(1) based on 591,471,615 Common Shares of the Issuer outstanding as of June 30, 2014 as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2014.

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CUSIP No. 743315 10 3

Item 1.

(a)	Name of Issuer:

The Progressive Corporation

(b)	Address of Issuer’s Principal Executive Offices:

6300 Wilson Mills Road

Mayfield Village, Ohio 44143

Item 2.

(a)	Name of Person Filing:

Daniel R. Lewis

(b)	Address of Principal Business Office, or if None, Residence:

4000 Ponce de Leon Boulevard, Suite 510

Coral Gables, Florida 33146

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Shares, $1.00 par value

(e)	CUSIP Number:

743315 10 3

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

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Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 11,579,729*

(b)	Percent of class: 2.0%**

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote	11,579,729*

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	11,579,729*

(iv)	Shared power to dispose or to direct the disposition of	0

* See footnote (1) on page 2.

** Percentage ownership is computed in accordance with Rule 13d-3(d)(1) based on 591,471,615 Common Shares of the Issuer outstanding as of June 30, 2014 as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2014.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2014	/s/ Daniel R. Lewis
Daniel R. Lewis

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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